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                                                                     EXHIBIT 4.2



            Amendment to Helisys, Inc. Employee Stock Purchase Plan


                                February 4, 1998


1.      Article X.1 is amended in its entirety to read as follows:

        1.  Limitations on Purchase of Shares.  The maximum number of shares of
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Company Stock that shall be made available for sale under the Plan shall be
150,000 shares, subject to adjustment under Section 10.4 below. The shares of Company Stock to be sold to Participants under the Plan will be issued by the Company. If the total number of shares of Company Stock that would otherwise be issuable pursuant to rights granted pursuant to Section 6.1 of the Plan at the Purchase Date exceeds the number of shares then available under the Plan, the Company shall make a pro rata allocation of the shares remaining available in as uniform and equitable manner as is practicable. In such event, the Company shall give written notice of such reduction of the number of shares to each participant affected thereby and any unused payroll deductions shall be returned to such participant if necessary.